Exhibit 99.1

SECURITIES PURCHASE AGREEMENT

This SECURITIES PURCHASE AGREEMENT (the “Agreement”), dated as of November 13, 2019 (the “Execution Date”), between Luokung Technology Corp., a corporation incorporated under the laws of the British Virgin Islands (the “Company”), and the investor listed on the Buyer Schedule attached hereto (“Buyer”).

RECITALS

A. The Company has outstanding ordinary shares, par value $0.01 (the “Ordinary Shares”), which Ordinary Shares are currently traded on the NASDAQ Capital Market (the “Principal Market”).

B.  Buyer wishes to purchase, and the Company wishes to sell, upon the terms and conditions stated in this Agreement, and pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “1933 Act”), units (“Units”) in an amount equal to One Hundred Million Dollars ($100,000,000), with each Unit consisting of one Ordinary Share and one warrant, where each whole warrant entitles the holder to purchase one Ordinary Share at the Warrant Exercise Price (as defined below) (each a “Purchase Warrant”), in the form attached hereto as Exhibit A. “Purchase Shares” means all or a portion of the total number of Ordinary Shares to be sold and purchased hereunder. “Warrant Shares” means all or a portion of the total number of Ordinary Shares issuable upon full exercise of all Warrants (as defined below).”

C. The Units, the Purchase Shares, the Warrants and the Warrant Shares are collectively referred to herein as the “Securities.”

AGREEMENT

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and Buyer hereby agree as follows:

1. PURCHASE AND SALE OF ORDINARY SHARES AND WARRANTS.

(a) Units of Purchase Shares and Warrants. Subject to the satisfaction (or waiver) of the conditions set forth in Sections 6 and 7 below, the Company shall issue and sell to Buyer, and Buyer shall purchase from the Company on the applicable Closing Date (as defined below), the number of Units as is set forth on the Buyer Schedule.

(b) Closing. Each closing (each a “Closing” and collectively the “Closings”) of the purchase of Units by the Buyer as contemplated by this Agreement shall occur at 10:00 a.m., New York time, on the dates set forth on the Buyer Schedule (each a “Closing Date”).

(c) Purchase Price. The purchase price for the Units to be purchased by Buyer (the applicable “Purchase Price”) shall be paid at the applicable Closing and in the applicable amount as set forth on the Buyer Schedule.

(d) Payment of Purchase Price; Delivery of Securities. On the applicable Closing Date, (i) Buyer shall pay the applicable Purchase Price to the Company for the respective Units to be issued and sold to Buyer at such Closing, by wire transfer of immediately available funds in accordance with the Company’s written wire instructions; provided, however, that such funds will be transmitted by Buyer to an escrow agent with offices in the United States as designated by the Buyer (the “Escrow Agent”), in a form acceptable to Buyer (the “Escrow Agreement”), with release to the Company being conditioned upon the satisfaction of the conditions set forth in Section 8 of this Agreement and the Escrow Agreement; and (ii) the Company shall issue to Buyer the Units as set forth on the Buyer Schedule (pursuant to which Buyer shall acquire the applicable number of Purchase Shares and Warrants representing the right to acquire up to the applicable number of Warrant Shares as is set forth on the Buyer Schedule), in all cases, duly executed on behalf of the Company and registered in the name of Buyer or its designee.

(e) Beneficial Ownership Limitation. The Company shall not issue and Buyer shall not accept any Ordinary Shares under this Agreement if such shares proposed to be sold or otherwise issued, when aggregated with all other Ordinary Shares then owned beneficially (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder) by Buyer and its affiliates would result in the beneficial ownership by Buyer and its affiliates of more than 9.9% of the then issued and outstanding Ordinary Shares (the “Maximum Percentage”). The Maximum Percentage determination shall be appropriately adjusted for any stock dividend, stock split, reverse stock split or similar transaction. For the avoidance of doubt, subject to Section 1(f) below, any such Ordinary Shares that are determined at any time to cause Buyer’s beneficial ownership of Ordinary Shares to exceed the Maximum Percentage upon issuance shall be issued to Buyer at such later time to the extent such issuance would not cause Buyer’s beneficial ownership of Ordinary Shares to exceed the Maximum Percentage.

(f) Pre-Funded Warrants. To the extent that issuance of any number of Ordinary Shares will cause Buyer’s beneficial ownership of the Ordinary Shares to exceed the Maximum Percentage, the Company shall, in lieu of issuing such Ordinary Shares that will cause Buyer’s beneficial ownership of the Ordinary Shares to exceed the Maximum Percentage, issue to Buyer warrants, substantially in the form attached hereto as Exhibit B, to purchase, at a purchase price of $0.01 per share, the number of Ordinary Shares that were withheld from issuance pursuant to Section 1(e) so as to not cause Buyer’s beneficial ownership to exceed the Maximum Percentage (the “Pre-Funded Warrants” and together with the Purchase Warrants, the “Warrants”). The Company shall also issue to Buyer additional Pre-Funded Warrants in an amount equal in value to the aggregate exercise price of the Pre-Funded Warrants.

(g) Weighted Average Anti-Dilution. To the extent that during the period from the Execution Date to one hundred eighty (180) days after the most recent Closing Date the Company makes an Additional Issuance (as defined below) for consideration per Ordinary Share less than the consideration per Ordinary Share paid by Buyer or makes an Additional Issuance consisting of Convertible Securities (as defined below) with a conversion price or exercise price per Ordinary Share less than the exercise price per Warrant Share granted to Buyer under the Warrants (in each case, as adjusted for stock splits, stock dividends, reclassifications, reorganizations or other similar transactions), then the Company shall reduce the exercise of the Warrants to a price (calculated to the nearest one-hundredth of a cent) detmerined in accordance with the following formula:

CP2 = CP1 * (A + B) ÷ (A + C)

For purposes of the foregoing formula, the following definitions shall apply:

(i)	“CP2” shall mean the Series A Conversion Price in effect immediately after such issue of Additional Shares of Common Stock;

(ii)	“CP1” shall mean the Series A Conversion Price in effect immediately prior to such issue of Additional Shares of Common Stock;

(iii)	“A” shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (including the Series A Preferred Stock) outstanding (assuming exercise of any outstanding Option therefor) immediately prior to such issue);

(iv)	“B” shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at the price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP1); and

(i)	“C” shall mean the number of such Additional Shares of Common Stock issued in such transaction.

(h) Taxes. The Company shall pay any and all transfer, stamp or similar taxes that may be payable with respect to the issuance and delivery of any Ordinary Shares to the Buyer made under this Agreement or other Transaction Documents (as defined below).

(i) Expense Reimbursement. On each Closing Date, the Company shall pay to Buyer in cash an unallocated expense reimbursement of Fifty Thousand Dollars ($50,000); provided that in lieu of such payment Buyer shall be entitled to deduct such amount from the Purchase Price paid on such applicable Closing Date.

2. BUYER’S REPRESENTATIONS AND WARRANTIES.

Buyer represents and warrants to the Company that:

(a) Organization; Authority. Buyer is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with the requisite power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents (as defined below) to which it is a party and otherwise to carry out its obligations hereunder and thereunder.

(b) Information. Buyer and its advisors, if any, acknowledge that they have been furnished with or provided access via EDGAR to the Company’s most recent Annual Report on Form 20-F, and current reports on Form 6-K, if any. Buyer and its advisors, if any, have been afforded the opportunity to ask questions of, and receive answers from, the Company concerning the offer and sale of the Securities and to obtain any additional information Buyer has requested which is necessary to verify the accuracy of the information furnished to Buyer concerning the Company and such offering. Buyer understands that its investment in the Securities involves a high degree of risk. Buyer has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Securities. Buyer acknowledges that Buyer is basing its decision to invest in the Securities solely upon the information contained in the Transaction Documents, the Company’s most recent Annual Report on Form 20-F, and current reports on Form 6-K, if any, and its own due diligence and, except as specifically set forth in this Agreement, has not based its investment decision upon any representations made by any Person (as defined below).

(c) No Governmental Review. Buyer understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Securities nor have such authorities passed upon or endorsed the merits of the offering of the Securities.

(d) Transfer or Resale. Buyer understands that except as provided in Section 4(g) hereof: (i) the Securities may not be offered for sale, sold, assigned or transferred unless (A) registered under the 1933 Act or (B) Buyer provides the Company with reasonable assurance that such Securities can be sold, assigned or transferred pursuant to Rule 144 or Rule 144A promulgated under the 1933 Act (or a successor rule thereto) (collectively, “Rule 144”); and (ii) any sale of the Securities made in reliance on Rule 144 may be made only in accordance with the terms of Rule 144, and further, if Rule 144 is not applicable, any resale of the Securities under circumstances in which the seller (or the Person (as defined below) through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the 1933 Act) may require compliance with some other exemption under the 1933 Act or the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) promulgated thereunder.

(e) Validity; Enforcement. The execution and delivery of the Transaction Documents and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary action on the part of Buyer and no further consent or authorization of Buyer or its members is required. Each Transaction Document has been duly executed by Buyer and when delivered in accordance with terms hereof and thereof, constitutes the legal, valid and binding obligations of Buyer enforceable against Buyer in accordance with its terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies.

(f) No Conflicts. The execution, delivery and performance by Buyer of this Agreement and the consummation by Buyer of the transactions contemplated hereby will not (i) result in a violation of the organizational documents of Buyer, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which Buyer is a party or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws) applicable to Buyer, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Buyer to perform its obligations hereunder.

(g) Certain Trading Activities. Buyer has not directly or indirectly, nor has any Person (as defined below) acting on behalf of or pursuant to any understanding with Buyer, engaged in any transactions in the securities of the Company (including, without limitation, any Short Sales (as defined below) involving the Company’s securities) during the period commencing as of the time that the Buyer and Company first began discussions regarding the specific investment in the Company contemplated by this Agreement and, other than transactions in the Securities, will not engage in any such transactions in the securities of the Company during the term of this Agreement (it being understood and agreed that for all purposes of this Agreement, and without implication that the contrary would otherwise be true, that neither transactions nor purchases nor sales shall include the location and/or reservation of borrowable Ordinary Shares). “Short Sales” means all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Securities Exchange Act of 1934, as amended (the “1934 Act”).

(h) Experience of Buyer. Buyer has such knowledge, sophistication and experience in business and financial matter so as to be capable of evaluating the merits and risks of the prospective investment in the Securities, and has so evaluated the merits and risks of such investment. Buyer is able to bear the economic risk of an investment in the Securities and, at the present time, is able to afford a complete loss of such investment.

(i) Foreign Corrupt Practices. Buyer or any of its subsidiaries or affiliates, or to the knowledge of Buyer, any director, officer, agent, employee, member or other Person acting on behalf of Buyer or any its subsidiaries or affiliates has, in the course of its actions for, or on behalf of, Buyer or any of its subsidiaries or affiliates (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment of any foreign or domestic government official or employee.

(j) General Solicitation. Buyer is not purchasing the Securities as a result of any advertisement, article, notice or other communication regarding the Securities published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or advertisement.

(k) Patriot Act Representations.

(i) Buyer represents that all evidence of identity provided is genuine and all related information furnished is accurate.

(ii) Buyer hereby acknowledges that the Company seeks to comply with all applicable anti-money laundering laws and regulations. In furtherance of such efforts, Buyer hereby represents and agrees that: (1) no part of the funds used by Buyer to acquire the Securities have been, or shall be, directly or indirectly derived from, or related to, any activity that may contravene federal, state, or international laws and regulations, including anti-money laundering laws and regulations; and (ii) no payment to the Company by Buyer shall cause the Company to be in violation of any applicable anti-money laundering laws and regulations including without limitation, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) Act of 2001, Executive Order 13224 (2001) (the “Patriot Act”) issued by the President of the United States and the U.S. Department of the Treasury Office of Foreign Assets Control (“OFAC”) regulations.

(iii) Buyer represents and warrants that the amounts to be paid by Buyer to the Company will not be directly or indirectly derived from activities that may contravene federal, state or international laws and regulations, including anti-money laundering laws and regulations. Buyer represents and warrants that, to the best of its knowledge, none of: (a) Buyer; (b) any person controlling or controlled by Buyer; or (c) any person having a beneficial interest in Buyer is (i) a country, territory, individual or entity named on a list maintained by OFAC, (ii) a person prohibited under the OFAC Programs, (iii) a senior foreign political figure,1 or any immediate family member2 or close associate3 of a senior foreign political figure as such terms are defined in the footnotes below or (iv) a “foreign shell bank” within the meaning of the U.S. Bank Secrecy Act (31 U.S.C. §5311 et seq.), as amended (the “Bank Secrecy Act”) and the regulations promulgated thereunder by the U.S. Department of the Treasury.

(iv) Buyer further represents and warrants that Buyer: (i) has conducted thorough due diligence with respect to all of its beneficial owners, (ii) has established the identities of all beneficial owners and the source of each of the beneficial owner’s funds and (iii) will retain evidence of any such identities, any such source of funds and any such due diligence.

(v) Neither Buyer nor any person directly or indirectly controlling, controlled by or under common control with Buyer is a person identified as a terrorist organization on any relevant lists maintained by governmental authorities.

1  A “senior foreign political figure” is defined as a senior official in the executive, legislative, administrative, military or judicial branches of a foreign government (whether elected or not), a senior official of a major foreign political party, or a senior executive of a foreign government-owned corporation. In addition, a “senior foreign political figure” includes any corporation, business or other entity that has been formed by, or for the benefit of, a senior foreign political figure.

2  “Immediate family” of a senior foreign political figure typically includes the figure’s parents, siblings, spouse, children and in-laws.

3  A “close associate” of a senior foreign political figure is a person who is widely and publicly known to maintain an unusually close relationship with the senior foreign political figure, and includes a person who is in a position to conduct substantial domestic and international financial transactions on behalf of the senior foreign political figure.

(vi) Buyer agrees to provide the Company all information that may be reasonably requested to comply with applicable laws and regulations of any applicable jurisdiction, or to respond to requests for information concerning the identity of Buyer from any governmental authority, self-regulatory organization or financial institution in connection with its anti-money laundering compliance procedures, or to update such information. Buyer agrees to notify the Company promptly if there is any change with respect to the representations and warranties provided herein. Buyer consents to the disclosure to regulators and law enforcement authorities by the Company and its affiliates and agents of any information about Buyer or its constituents as the Company reasonably deems necessary or appropriate to comply with applicable anti-money laundering, anti-terrorist and asset control laws, regulations, rules and orders.

3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

The Company represents and warrants to Buyer the matters set forth in this Section 3, as may be qualified by the corresponding section of the Company Disclosure Schedule. These representations and warranties, and the information set forth in the Company Disclosure Schedule, are current as of the Execution Date, except to the extent that a representation, warranty or section of the Company Disclosure Schedule expressly states that such representation or warranty, or information in such section of the Company Disclosure Schedule, is current only as of an earlier date. If any information is so reflected as of an earlier date, there have been no material changes since such date to the Execution Date.

(a) Organization and Qualification. Each of the Company and each of its subsidiaries are entities duly organized and validly existing and in good standing under the laws of the jurisdiction in which they are formed, and have the requisite power and authorization to own their properties and to carry on their business as now being conducted and as presently proposed to be conducted. Each of the Company and each of its subsidiaries is duly qualified as a foreign entity to do business and is in good standing in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect. “Material Adverse Effect” means any material adverse effect on (i) the business, properties, assets, liabilities, operations (including results thereof), condition (financial or otherwise) or prospects of the Company and its subsidiaries, taken as a whole, (ii) the transactions contemplated hereby or in any of the other Transaction Documents or (iii) the authority or ability of the Company or any of its subsidiaries to perform any of its respective obligations under any of the Transaction Documents (as defined below). Other than as set forth in Exhibit 8.1 to the Company’s most recent Annual Report on Form 20-F, the Company has no material subsidiaries.

(b) Authorization; Enforcement; Validity. The Company has the requisite power and authority to enter into and perform its obligations under this Agreement and the other Transaction Documents and to issue the Securities in accordance with the terms hereof and thereof. The execution and delivery of this Agreement and the other Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Purchase Shares and the issuance of the Warrants and the reservation for issuance and issuance of the Warrant Shares issuable upon exercise of the Warrants) have been duly authorized by the Company’s board of directors and by the Company’s shareholders and no further filing, consent or authorization is required by the Company, its board of directors or its shareholders or other governing body of the Company (other than the filing of required notices and/or applications to the Principal Market for the issuance and sale of the Securities, and the filings required by Section 4(h) of this Agreement). This Agreement has been, and the other Transaction Documents will be prior to the applicable Closing, duly executed and delivered by the Company, and each constitutes the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with its respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies and except as rights to indemnification and to contribution may be limited by federal or state securities law. “Transaction Documents” means, collectively, this Agreement, the Warrants and each of the other agreements and instruments entered into or delivered by any of the parties hereto in connection with the transactions contemplated hereby and thereby, as may be amended from time to time.

(c) Issuance of Securities; Registration. The issuance of the Securities are duly authorized and, upon issuance in accordance with the terms of the Transaction Documents, will be validly issued, fully paid and non-assessable and free from all preemptive or similar rights, taxes, liens, charges and other encumbrances with respect to the issue thereof. As of each Closing, the Company shall have reserved from its duly authorized capital stock not less than the sum of (i) the Purchase Shares, (ii) 200% of the maximum number of Warrant Shares issuable upon exercise of the Warrants (without taking into account any limitations on the exercise of the Warrants set forth therein) issuable upon each Closing; provided, further that the Company will covenant to amend its Articles of Association in order to have reserved for the Purchased Shares and 200% of the Warrant Shares issuable pursuant to this Agreement. The issuance of the Warrant Shares is duly authorized, and upon exercise in accordance with the Warrants, the Warrant Shares, when issued, will be validly issued, fully paid and non-assessable and free from all preemptive or similar rights, taxes, liens, charges and other encumbrances with respect to the issue thereof, with the holders being entitled to all rights accorded to a holder of Ordinary Shares. Upon receipt of the Securities, Buyer will have good and marketable title to the Securities. The offer and issuance by the Company of the Securities has been registered under the 1933 Act and all of the Securities are freely transferable and tradable by the Buyer without restriction (other than any restrictions arising solely from an act or omission of the Buyer). The Company has prepared and filed the registration statement with Commission file No. 333-233108 which registers the sale of the Securities to the Purchasers (the “Registration Statement”). The Registration Statement, which became effective on August 16, 2019, including the final prospectus filed for the Registration Statement (the “Prospectus”), and such amendments and supplements thereto as may have been required to consummate the applicable Closing, is in conformity with the requirements of the 1933 Act. The Company has filed with the SEC and delivered to Buyer at the Closing a supplement to the Prospectus complying with Rule 424(b) of the 1933 Act (and the rules promulgated thereunder) relating to the sale of the Securities (the “Prospectus Supplement”) and has advised the Buyer of all further information (financial and other) with respect to the Company required to be set forth therein. At the time the Registration Statement and any amendments thereto became or will become effective, the Registration Statement and any amendments thereto conformed and will conform in all material respects to the requirements of the 1933 Act and did not and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. At the time the Prospectus and the Prospectus Supplement, or any amendment or supplement thereto, was or will be issued and at the Closing Date, the Prospectus, the Prospectus Supplement and any amendments or supplements thereto conformed and will conform in all material respects to the requirements of the 1933 Act and did not and will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Company was at the time of the filing of the Registration Statement eligible to use Form F-3 under the 1933 Act. The Company meets the transaction requirements with respect to the aggregate market value of securities being sold pursuant to this offering and during the twelve (12) months prior to this offering, as set forth in General Instruction I.B.5 of Form F-3. The Registration Statement is effective under the 1933 Act and no stop order preventing or suspending the effectiveness of the Registration Statement or suspending or preventing the use of the Prospectus, the Prospectus Supplement and any amendments or supplements thereto has been issued by the SEC and no proceedings for that purpose have been instituted or, to the knowledge of the Company, are threatened by the SEC.

(d) No Conflicts. The execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Purchase Shares, the Warrants and the Warrant Shares and the reservation for issuance of the Warrant Shares) will not (i) result in a violation of the Memorandum of Association (as defined below) (including, without limitation, any certificate of designation contained therein), the Articles of Association (as defined below) of the Company, any other organizational documents of the Company or any of its Affiliates (as defined below), or any capital stock of the Company (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its Affiliates is a party or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including, without limitation, foreign, federal and state securities laws and regulations and the rules and regulations of the Principal Market applicable to the Company or by which any property or asset of the Company is bound or affected except, in the case of clause (ii) or (iii) above, to the extent such violations that could not reasonably be expected to have a Material Adverse Effect.

(e) Consents. Neither the Company nor any of its Affiliates is required to obtain any consent from, authorization or order of, or make any filing or registration with any court, governmental agency or any regulatory or self-regulatory agency or any other Person (other than the filing of required notices and/or applications to the Principal Market for the issuance and sale of the Securities, and the filings required by Section 4(h) of this Agreement), in order for it to execute, deliver or perform any of its respective obligations under, or contemplated by, the Transaction Documents, in each case, in accordance with the terms hereof or thereof. All consents, authorizations, orders, filings and registrations which the Company is required to obtain at or prior to the applicable Closing have been obtained or effected on or prior to the Closing Date, and the Company is not aware of any facts or circumstances which might prevent the Company from obtaining or effecting any of the registration, application or filings contemplated by the Transaction Documents. The Company is not in violation of the requirements of the Principal Market and has no knowledge of any facts or circumstances which could reasonably lead to suspension of the listing or trading of the Ordinary Shares in the foreseeable future. There is no requirement for the Company to obtain approval of the Principal Market for listing or trading of Ordinary Shares.

(f) Acknowledgment Regarding Buyer’s Purchase of Securities. The Company acknowledges and agrees that Buyer is acting solely in the capacity of an arm’s length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby and that Buyer is not (i) an officer or director of the Company, (ii) an “affiliate” (as defined in Rule 405 of the 1933 Act) of the Company (an “Affiliate”) or (iii) to its knowledge, a “beneficial owner” (as defined for purposes of Rule 13d-3 of the 1934 Act) of more than 10% of the Ordinary Shares. The Company further acknowledges that Buyer is not acting as a financial advisor or fiduciary (or in any similar capacity) of the Company or any of its Affiliates with respect to the Transaction Documents and the transactions contemplated hereby and thereby, and any advice given by Buyer or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to Buyer’s purchase of the Securities. The Company further represents to Buyer that the Company’s decision to enter into the Transaction Documents has been based solely on the independent evaluation by the Company and its representatives.

(g) No General Solicitation; Placement Agent’s Fees. Neither the Company, nor any of its Affiliates, nor any Person acting on behalf of the Company or any of its Affiliates, has engaged in any form of general solicitation or general advertising (within the meaning of Rule 506 of the 1933 Act) in connection with the offer or sale of the Securities. The Company shall be responsible for the payment of any placement agent’s fees, financial advisory fees, or brokers’ commissions relating to or arising out of the transactions contemplated hereby.

(h) No Integrated Offering. Neither the Company nor any of its Affiliates, nor any Person acting on behalf of the Company or any of its Affiliates has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of the issuance of any of the Securities under the 1933 Act, whether through integration with prior offerings or otherwise, or caused this offering of the Securities to require approval of shareholders of the Company under any applicable stockholder approval provisions, including, without limitation, under the rules and regulations of any exchange or automated quotation system on which any of the securities of the Company are listed or designated for quotation. None of the Company, its Affiliates or any Person acting on behalf of the Company or any of its Affiliates will take any action or steps that would require registration of the issuance of any of the Securities under the 1933 Act or cause the offering of any of the Securities to be integrated with other offerings of securities of the Company.

(i) Dilutive Effect. The Company understands and acknowledges that the number of Warrant Shares may increase in certain circumstances. The Company further acknowledges that, except to the extent an issuance would exceed the beneficial ownership limitation in Section 1(e) of this Agreement, its obligation to issue the Warrant Shares upon exercise of the Warrants in accordance with this Agreement is absolute and unconditional, regardless of the dilutive effect that such issuance may have on the ownership interests of other shareholders of the Company.

(j) Application of Takeover Protections; Rights Agreement. The Company and its board of directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, interested stockholder, business combination, poison pill (including, without limitation, any distribution under a rights agreement) shareholder rights plan or other similar anti-takeover provision under the Memorandum of Association, Articles of Association or other organizational documents of the Company or any of its Affiliates or the laws of the jurisdiction of its incorporation or otherwise which is or could become applicable to Buyer as a result of the transactions contemplated by this Agreement, including, without limitation, the Company’s issuance of the Securities and Buyer’s ownership of the Securities. The Company and its board of directors have taken all necessary action, if any, in order to render inapplicable any shareholder rights plan or similar arrangement relating to accumulations of beneficial ownership of Ordinary Shares or a change in control of the Company or any of its Affiliates.

(k) SEC Documents; Financial Statements. During the two (2) years prior to the Execution Date, the Company has timely filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the 1934 Act (all of the foregoing filed prior to the Execution Date and all exhibits and appendices included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the “SEC Documents”). As of their respective dates, the SEC Documents complied in all material respects with the requirements of the 1934 Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of its dates, the financial statements of the Company included in the SEC Documents complied in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto as in effect as of the time of filing. Such financial statements have been prepared in accordance with generally accepted accounting principles, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude the footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments which will not be material, either individually or in the aggregate). No other information provided by or on behalf of the Company to Buyer which is not included in the SEC Documents contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein not misleading, in the light of the circumstance under which they are or were made.

(l) Absence of Certain Changes. Since the date of the Company’s most recent audited financial statements contained in a Form 20-F, except as disclosed in the SEC Documents filed subsequent to such Form 20-F, there has been no material adverse change and no material adverse development in the business, assets, liabilities, properties, operations (including results thereof), condition (financial or otherwise) or prospects of the Company and its subsidiaries. Since the date of the Company’s most recent audited financial statements contained in a Form 20-F, neither the Company nor any of its subsidiaries has (i) declared or paid any dividends, (ii) sold any material assets outside of the ordinary course of business or (iii) made any material capital expenditures, individually or in the aggregate, outside of the ordinary course of business. Neither the Company nor any of its subsidiaries has taken any steps to seek protection pursuant to any law or statute relating to bankruptcy, insolvency, reorganization, receivership, liquidation or winding up, nor does the Company have any knowledge or reason to believe that any creditor of the Company or any subsidiary of the Company intend to initiate involuntary bankruptcy proceedings or any actual knowledge of any fact which would reasonably lead a creditor to do so. The Company is not, and after giving effect to the transactions contemplated hereby to occur at the Closing will not be, Insolvent (as defined below). “Insolvent” means, (A) the present fair saleable value of the Company’s assets is less than the amount required to pay the Company’s total Indebtedness (as defined below), (B) the Company is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured or (C) the Company intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature. The Company has not engaged in any business or in any transaction, and is not about to engage in any business or in any transaction, for which the Company’s remaining assets constitute unreasonably small capital.

(m) No Undisclosed Events, Liabilities, Developments or Circumstances. No event, liability, development or circumstance has occurred or exists, or is reasonably expected to occur or exist with respect to the Company or any of its subsidiaries or any of their respective businesses, properties, liabilities, prospects, operations (including results thereof) or condition (financial or otherwise) that to the Company’s knowledge, would have a material effect on Buyer’s investment hereunder.

(n) Conduct of Business; Regulatory Permits. Neither the Company nor any of its subsidiaries is in violation of any term of or in default under its organizational documents, including its Memorandum of Association, any certificate of designation, preferences or rights of any outstanding series of preferred stock of the Company any of its subsidiaries or Articles of Association or their organizational charter, certificate of formation or certificate of incorporation or bylaws, respectively. Neither the Company nor any of its subsidiaries is in violation of any judgment, decree or order or any statute, ordinance, rule or regulation applicable to the Company or any of its subsidiaries, and the Company will not conduct its business in violation of any of the foregoing, except in all cases for possible violations which could not, individually or in the aggregate, have a Material Adverse Effect. Without limiting the generality of the foregoing, except as disclosed in the SEC Documents, the Company is not in violation of any of the rules, regulations or requirements of the Principal Market and has no knowledge of any facts or circumstances that could reasonably lead to suspension of the listing or trading of the Ordinary Shares by the Principal Market in the foreseeable future. Since January 3, 2019, (i) the Ordinary Shares has been designated for quotation on the Principal Market, (ii) trading in the Ordinary Shares has not been suspended by the SEC or the Principal Market and (iii) except as disclosed in the SEC Documents, the Company has received no communication, written or oral, from the SEC or the Principal Market regarding the suspension of the listing or trading of the Ordinary Shares from the Principal Market. The Company and each of its subsidiaries possess all certificates, authorizations and permits issued by the appropriate regulatory authorities necessary to conduct their businesses, except where the failure to possess such certificates, authorizations or permits would not have, individually or in the aggregate, a Material Adverse Effect, and neither the Company nor any such subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit.

(o) Foreign Corrupt Practices. Neither the Company nor any of its Affiliates nor any director, officer, agent, employee or other Person acting on behalf of the Company or any of its Affiliates (as applicable) has, in the course of its actions for, or on behalf of, the Company or any of its Affiliates (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

(p) Sarbanes-Oxley Act. Except as set forth in the SEC Documents, the Company and each of its subsidiaries is in material compliance with all applicable requirements of the Sarbanes-Oxley Act of 2002 and all applicable rules and regulations promulgated by the SEC thereunder.

(q) Transactions With Affiliates. Except as disclosed in the SEC Documents, none of the officers, directors, employees or Affiliates of the Company is presently a party to any transaction with the Company (other than for ordinary course services as employees, officers or directors and immaterial transactions), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any such officer, director, employee or Affiliate or any corporation, partnership, trust or other Person in which any such officer, director, employee or Affiliate has a substantial interest or is an employee, officer, director, trustee or partner.

(r) Equity Capitalization. As of the Execution Date, the authorized capital stock of the Company consists solely of (i) 250,000,000 Ordinary Shares, of which 202,317,558 are issued and outstanding and none are reserved for issuance pursuant to Convertible Securities (as defined below) (other than the Warrants), and (ii) 1,000,000 preference shares are issued and outstanding and none are reserved for issuance pursuant to Convertible Securities. No Ordinary Shares are held in treasury. All of such outstanding shares are duly authorized and have been, or upon issuance will be, validly issued and are fully paid and non-assessable. As of November 1, 2019, 69,931,610 of the Company’s issued and outstanding Ordinary Shares and 1,000,000 of the Company’s issued and outstanding preference shares, are owned by Persons who are “affiliates” (as defined in Rule 405 of the 1933 Act and calculated based on the assumption that only officers, directors and holders of at least 10% of the Company’s issued and outstanding Ordinary Shares are “affiliates” without conceding that any such Persons are “affiliates” for purposes of federal securities laws) of the Company. Except as disclosed in the SEC Documents: (i) to the Company’s knowledge, no Person owns 10% or more of the Company’s issued and outstanding Ordinary Shares (calculated based on the assumption that all Convertible Securities, whether or not presently exercisable or convertible, have been fully exercised or converted (as the case may be) taking account of any limitations on exercise or conversion (including “blockers”) contained therein without conceding that such identified Person is a 10% stockholder for purposes of federal securities laws); (ii) the Company’s capital stock and the capital stock of its subsidiaries are not subject to preemptive rights or any other similar rights or any liens or encumbrances; (iii) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any capital stock of the Company or any of its subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its subsidiaries is or may become bound to issue additional capital stock or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any capital stock of the Company or any of its subsidiaries, respectively (other than as may be issued from time to time under any equity incentive plan maintained); (iv) there are no outstanding debt securities, convertible notes, credit agreements, credit facilities or other agreements, documents or instruments evidencing Indebtedness of the Company or any of its subsidiaries or by which the Company or any of its subsidiaries is or may become bound; (v) there are no financing statements securing obligations in any amounts filed in connection with the Company or any of its subsidiaries; (vi) there are no agreements or arrangements under which the Company or any of its subsidiaries is obligated to register the sale of any of their securities under the 1933 Act; (vii) there are no outstanding securities or instruments of the Company or any of its subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any of its subsidiaries is or may become bound to redeem a security of the Company or any of its subsidiaries; (viii) there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities; (ix) neither the Company nor any of its subsidiaries has stock appreciation rights or “phantom stock” plans or agreements or any similar plan or agreement; and (x) the Company does not have any liabilities or obligations required to be disclosed in the SEC Documents which are not so disclosed in the SEC Documents, other than those incurred in the ordinary course of the Company’s business and which do not and could not have a Material Adverse Effect. The SEC Documents contain true, correct and complete copies of the Company’s Memorandum of Association, as amended and as in effect on the applicable Closing Date (the “Memorandum of Association”), and the Company’s Articles of Association, as amended and as in effect on the applicable Closing Date (the “Articles of Association”), and the terms of all securities convertible into, or exercisable or exchangeable for, Ordinary Shares and the material rights of the holders thereof.

(s) Indebtedness and Other Contracts. Except as disclosed in the SEC Documents, each of the Company and its subsidiaries (i) does not have any material outstanding Indebtedness or other material debt obligations, (ii) is not a party to any contract, agreement or instrument, the violation of which, or default under which, by the other party(ies) to such contract, agreement or instrument could reasonably be expected to result in a Material Adverse Effect, (iii) is not in violation of any term of, or in default under, any contract, agreement or instrument relating to any Indebtedness, except where such violations and defaults would not result, individually or in the aggregate, in a Material Adverse Effect, and (iv) is not a party to any contract, agreement or instrument relating to any Indebtedness, the performance of which, in the judgment of the Company’s officers, has or is expected to have a Material Adverse Effect. The Company has no current intention or expectation to file for reorganization or liquidation under the bankruptcy or reorganization laws of any jurisdiction. “Indebtedness” of any Person means, without duplication (A) all indebtedness for borrowed money, (B) all obligations issued, undertaken or assumed as the purchase price of property or services (including, without limitation, “capital leases” in accordance with generally accepted accounting principles) (other than trade payables entered into in the ordinary course of business), (C) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (D) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (F) all monetary obligations under any leasing or similar arrangement which, in connection with generally accepted accounting principles, consistently applied for the periods covered thereby, is classified as a capital lease, (G) all indebtedness referred to in clauses (A) through (F) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (H) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (A) through (G) above. “Contingent Obligation” means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto. “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

(t) Absence of Litigation. Except as disclosed in the SEC Documents, there is no action, suit, proceeding, inquiry or investigation before or by the Principal Market, any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its subsidiaries, the Ordinary Shares or any of the Company’s or any of its subsidiaries’ executive officers or directors which would be reasonably likely to adversely affect the transactions contemplated by this Agreement or would require disclosure in the SEC Documents, except as otherwise disclosed in the SEC Documents. There has not been, and to the knowledge of the Company, there is not pending or contemplated, any investigation by the SEC involving the Company, its subsidiaries or any current or former director or officer of the Company or any of its subsidiaries. The SEC has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company under the 1933 Act or the 1934 Act.

(u) Insurance. The Company and each of its subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company believes to be prudent and customary in the businesses in which the Company and its subsidiaries are engaged. Neither the Company nor any of its subsidiaries has been refused any insurance coverage sought or applied for, and the Company has no reason to believe that it will be unable to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.

(v) Employee Relations. Neither the Company nor any of its subsidiaries is a party to any collective bargaining agreement nor does it employ any member of a union. No executive officer (as defined in Rule 501(f) promulgated under the 1933 Act) or other key employee of the Company or any of its subsidiaries has notified the Company or any such subsidiary that such officer intends to leave or otherwise terminate such officer’s employment with the Company or any subsidiary. To the knowledge of the Company, no executive officer or other key employee of the Company or any of its subsidiaries is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement, non-competition agreement, or any other contract or agreement or any restrictive covenant, and the continued employment of each such executive officer or other key employee (as the case may be) does not subject the Company or any of its subsidiaries to any liability with respect to any of the foregoing matters. The Company and its subsidiaries are in compliance with all federal, state, local and foreign laws and regulations respecting labor, employment and employment practices and benefits, terms and conditions of employment and wages and hours, except where failure to be in compliance would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(w) Title. The Company and its subsidiaries have good and marketable title to (i) all real property owned by it and (ii) all personal property, owned by them which is material to the business of the Company and its subsidiaries, in each case, free and clear of all liens, encumbrances and defects except such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company and any of its subsidiaries. Any real property and facilities held under lease by the Company and any of its subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company or any of its subsidiaries.

(x) Intellectual Property Rights. The Company and its subsidiaries own or possess adequate rights or licenses to use all material trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, original works, inventions, licenses, approvals, governmental authorizations, trade secrets and other intellectual property rights and all applications and registrations therefor (“Intellectual Property Rights”) necessary to conduct their respective businesses as now conducted and as presently proposed to be conducted. None of the Company’s or its subsidiaries’ Intellectual Property Rights have expired, terminated or been abandoned, or are expected to expire, terminate or be abandoned, within three years from the Execution Date, which could reasonably be expected to result in a Material Adverse Effect. The Company has no knowledge of any material infringement by the Company or any of its subsidiaries of Intellectual Property Rights of others, except as disclosed in the SEC Documents. There is no claim, action or proceeding being made or brought, or to the knowledge of the Company or any of its subsidiaries, being threatened, against the Company or any of its subsidiaries regarding their Intellectual Property Rights and which would reasonably be expected to have a Material Adverse Effect, except as disclosed in the SEC Documents. The Company is not aware of any facts or circumstances that might give rise to any of the foregoing infringements or claims, actions or proceedings. The Company each of its subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their Intellectual Property Rights, except where failure to take such measures would not, either individually or in the aggregate, reasonably be expected to materially affect the value of their respective Intellectual Property Rights.

(y) Environmental Laws. The Company and each of its subsidiaries (i) are in compliance with all Environmental Laws (as defined below), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval where, in each of the foregoing clauses (i), (ii) and (iii), the failure to so comply could be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. “Environmental Laws” means all federal, state, local or foreign laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, “Hazardous Materials”) into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder.

(z) Subsidiary Rights. The Company or one of its subsidiaries has unrestricted right to vote, and (subject to limitations imposed by applicable law) to receive dividends and distributions on, all capital securities of its subsidiaries as owned by the Company or such subsidiary.

(aa) Tax Status. Except for occurrences that would not, either individually or in the aggregate, reasonably be expected to result in a material tax liability, each of the Company and its subsidiaries (i) has timely made or filed all foreign, federal and state income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has timely paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and (iii) has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply and except in each case where the failure to file, pay or set aside could not be reasonably expected to have a Material Adverse Effect. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company and its subsidiaries know of no basis for any such claim. The Company is not operated in such a manner as to qualify as a passive foreign investment company, as defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended.

(bb) Internal Accounting and Disclosure Controls. Except as disclosed in the SEC Documents, the Company and each of its subsidiaries maintain internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the 1934 Act) that is effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, including that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset and liability accountability, (iii) access to assets or incurrence of liabilities is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets and liabilities is compared with the existing assets and liabilities at reasonable intervals and appropriate action is taken with respect to any difference. The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the 1934 Act) that are effective in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC, including, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the 1934 Act is accumulated and communicated to the Company’s management, including its principal executive officer or officers and its principal financial officer or officers, as appropriate, to allow timely decisions regarding required disclosure. Neither the Company nor any of its subsidiaries has received any notice or correspondence from any accountant or other Person relating to any potential material weakness or significant deficiency in any part of the internal controls over financial reporting of the Company or any of its subsidiaries. There are no material disagreements presently existing, or reasonably anticipated by the Company to arise, between the accountants and lawyers formerly or presently employed by the Company.

(cc) Off Balance Sheet Arrangements. There is no transaction, arrangement, or other relationship between the Company or any of its subsidiaries and an unconsolidated or other off balance sheet entity that is required to be disclosed by the Company in the SEC Documents and is not so disclosed or that otherwise could be reasonably likely to have a Material Adverse Effect.

(dd) Investment Company Status. The Company is not, and upon consummation of the sale of the Securities will not be, an “investment company,” an affiliate of an “investment company,” a company controlled by an “investment company” or an “affiliated person” of, or “promoter” or “principal underwriter” for, an “investment company” as such terms are defined in the Investment Company Act of 1940, as amended.

(ee) Acknowledgement. The Company acknowledges that sales by Buyer of Purchase Shares or Warrant Shares following each Closing Date may reduce the price of the Ordinary Shares. None of the foregoing shall constitute a breach of this Agreement or any other obligation of Buyer.

(ff) Manipulation of Price. The Company has not, and no Person acting on its behalf has, directly or indirectly, (i) taken any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Securities, (ii) sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the Securities, or (iii) paid or agreed to pay to any Person any compensation for soliciting another to purchase any other securities of the Company.

(gg) U.S. Real Property Holding Corporation. Neither the Company nor any of its subsidiaries is or has ever been, and so long as any of the Securities are held by Buyer, shall not become, a U.S. real property holding corporation within the meaning of Section 897 of the Internal Revenue Code of 1986, as amended, and the Company and each subsidiary shall so certify upon Buyer’s request.

(hh) No Disqualification Events. None of the Company, any of its predecessors, any affiliated issuer, any director, executive officer, other officer of the Company participating in the offering contemplated hereby, any beneficial owner of 20% or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power, nor any promoter (as that term is defined in Rule 405 under the 1933 Act) connected with the Company in any capacity at the time of sale (each, an “Issuer Covered Person”) is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the 1933 Act (a “Disqualification Event”), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3). The Company has exercised reasonable care to determine whether any Issuer Covered Person is subject to a Disqualification Event.

(ii) Transfer Taxes. On the applicable Closing Date, all stock transfer or other taxes (other than income or similar taxes) which are required to be paid in connection with the issuance, sale and transfer of the Securities to be sold to Buyer hereunder will be, or will have been, fully paid or provided for by the Company, and all laws imposing such taxes will be or will have been complied with.

(jj) Bank Holding Company Act. The Company is not subject to the Bank Holding Company Act of 1956, as amended (the “BHCA”) and to regulation by the Board of Governors of the Federal Reserve System (the “Federal Reserve”). Neither the Company nor any of its affiliates owns or controls, directly or indirectly, five percent (5%) or more of the outstanding shares of any class of voting securities or twenty-five percent (25%) or more of the total equity of a bank or any equity that is subject to the BHCA and to regulation by the Federal Reserve. Neither the Company nor any of its affiliates exercises a controlling influence over the management or policies of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve.

(kk) Shell Company Status. The Company is not, and has never been, an issuer identified in, or subject to, Rule 144(i).

(ll) Public Utility Holding Act. The Company is not a “holding company,” or an “affiliate” of a “holding company,” as such terms are defined in the Public Utility Holding Act of 2005.

(mm) Federal Power Act. The Company is not subject to regulation as a “public utility” under the Federal Power Act, as amended.

(nn) Fixtures and Equipment. Each of the Company and its subsidiaries (as applicable) has good title to, or a valid leasehold interest in, the tangible personal property, equipment, improvements, fixtures, and other personal property and appurtenances that are used by the Company or its subsidiary in connection with the conduct of its business (the “Fixtures and Equipment”). The Fixtures and Equipment are structurally sound, are in good operating condition and repair, are adequate for the uses to which they are being put, are not in need of maintenance or repairs except for ordinary, routine maintenance and repairs and are sufficient for the conduct of the Company’s and/or its subsidiaries’ businesses (as applicable) in the manner as conducted prior to each Closing. Each of the Company and its Subsidiaries owns all of its Fixtures and Equipment free and clear of all Encumbrances except for (a) liens for current taxes not yet due and (b) zoning laws and other land use restrictions that do not impair the present or anticipated use of the property subject thereto.

(oo) Illegal or Unauthorized Payments; Political Contributions. Neither the Company nor any of its subsidiaries nor, to the best of the Company’s knowledge (after reasonable inquiry of its executive officers and directors), any of the officers, directors, employees, agents or other representatives of the Company or any of its subsidiaries or any other business entity or enterprise with which the Company or any of its subsidiaries is or has been affiliated or associated, has, directly or indirectly, made or authorized any payment, contribution or gift of money, property, or services, whether or not in contravention of applicable law, (a) as a kickback or bribe to any Person or (b) to any political organization, or the holder of or any aspirant to any elective or appointive public office except for personal political contributions not involving the direct or indirect use of funds of the Company or any of its subsidiaries.

(pp) Money Laundering. The Company and its subsidiaries are in compliance with, and have not previously violated, the USA Patriot Act of 2001 and all other applicable U.S. and non-U.S. anti-money laundering laws and regulations, including, without limitation, the laws, regulations and Executive Orders and sanctions programs administered by the U.S. Office of Foreign Assets Control, including, without limitation, (i) Executive Order 13224 of September 23, 2001 entitled, “Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism” (66 Fed. Reg. 49079 (2001)); and (ii) any regulations contained in 31 CFR, Subtitle B, Chapter V.

(qq) Registration Rights. Except as disclosed in the SEC Documents, no holder of securities of the Company has rights to the registration of any securities of the Company because of the filing of a registration statement or the issuance of the Securities hereunder that could expose the Company to material liability or Buyer to any liability or that could impair the Company’s ability to consummate the issuance and sale of the Securities in the manner, and at the times, contemplated hereby, which rights have not been waived by the holder thereof as of the Execution Date.

(rr) Disclosure. The Company confirms that neither it nor any other Person acting on its behalf has provided Buyer or their agents or counsel with any information that constitutes or could reasonably be expected to constitute material, non-public information concerning the Company or any of its subsidiaries, other than the existence of the transactions contemplated by this Agreement and the other Transaction Documents. The Company understands and confirms that Buyer will rely on the foregoing representations in effecting transactions in securities of the Company. All disclosure provided to the Buyer regarding the Company, its subsidiaries, their respective businesses and the transactions contemplated hereby, including the schedules to this Agreement, furnished by or on behalf of the Company or any of its subsidiaries is true and correct in all material respects and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each press release issued by the Company during the twelve (12) months preceding each Closing Date did not at the time of release contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. No event or circumstance has occurred or information exists with respect to the Company or any of its subsidiaries or their respective businesses, properties, liabilities, prospects, operations (including results thereof) or conditions (financial or otherwise), which, under applicable law, rule or regulation, requires public disclosure at or before each Closing Date or announcement by the Company but which has not been so publicly disclosed. The Company acknowledges and agrees that Buyer makes no and has not made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 2 of this Agreement.

4. COVENANTS.

(a) Reporting Status. Until the date on which the Buyer shall have sold all of the Securities (the “Reporting Period”), the Company shall file all reports required to be filed with the SEC pursuant to the 1934 Act, and the Company shall not terminate its status as an issuer required to file reports under the 1934 Act even if the 1934 Act or the rules and regulations thereunder would no longer require or otherwise permit such termination.

(b) Use of Proceeds. The Company shall use the proceeds from the sale of the Securities to purchase the equity interests of eMapgo Technologies (Beijing) Col, Ltd. (“EMG”) from EMG’s shareholders in accordance that certain Share Purchase Agreement (the “EMG Purchase Agreement”), dated August 28, 2019, by and among, the Company, Beijing Zhong Chuan Shi Xun Technology Limited, Saleya Holdings Limited, EMG, Beijing DMG Infotech Col Ltd. and the Selling Shareholders (as defined in the EMG Purchase Agreement).

(c) Financial Information. The Company agrees to send the following to Buyer during the Reporting Period unless the following are filed with the SEC through EDGAR and are available to the public through the EDGAR system, (i) within one (1) Business Day after the filing thereof with the SEC, a copy of its Annual Reports on Form 20-F and Quarterly Reports on Form 6-K, any interim reports or any consolidated balance sheets, income statements, shareholders’ equity statements and/or cash flow statements for any period other than annual, any Current Reports on Form 6-K and any registration statements (other than on Form S-8) or amendments filed pursuant to the 1933 Act, (ii) on the same day as the release thereof, copies of all press releases issued by the Company and (iii) copies of any notices and other information made available or given to the shareholders of the Company generally, contemporaneously with the making available or giving thereof to the shareholders. As used herein “Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to remain closed.

(d) Registration Statement. Until the final Closing and as long as any of the Warrants remain outstanding thereafter, the Company shall maintain an effective registration statement to cover the issuance or resale of the Securities (including any Warrant Shares issued pursuant to the exercise of a Warrant). The Company shall cause all Securities to be issued free of any restrictive legends and without stop-transfer order placed against the transfer of such Securities. If at any time following the Execution Date the Registration Statement (or any subsequent registration statement registering the sale or resale of the Securities) is not effective or is not otherwise available for the sale or resale of the Securities, the Company shall immediately notify the Buyer in writing that such registration statement is not then effective and thereafter shall promptly notify the Buyer when the registration statement is effective again and available for the sale or resale of the Securities (it being understood and agreed that the foregoing shall not limit the ability of the Company to issue, or the Buyer to sell, any of the Securities in compliance with applicable federal and state securities laws).

(e) Listing. The Company shall promptly secure the listing or designation for quotation (as the case may be) of all Ordinary Shares upon each trading market and national securities exchange and automated quotation system, if any, upon which the Ordinary Shares is then listed or designated for quotation (as the case may be) (so that the Ordinary Shares may be traded on the foregoing, subject to official notice of issuance) (but in no event later than the Closing Date) such that upon receipt of any Purchase Shares or Warrant Shares hereunder, such Purchase Shares or Warrant Shares will be freely tradable on the Principal Market. The Company shall maintain such listing or designation for quotation (as the case may be) of all Ordinary Shares from time to time issuable under the terms of the Transaction Documents on such national securities exchange or automated quotation system. The Company shall maintain the Ordinary Shares’ listing or designation for quotation (as the case may be) on the Principal Market, The New York Stock Exchange, the NYSE Amex, the Nasdaq Global Select Market, the Nasdaq Global Market or the Nasdaq Capital Market (each, an “Eligible Market”). The Company shall not take any action which could be reasonably expected to result in the delisting or suspension of the listing or trading of the Ordinary Shares on an Eligible Market. The Company shall pay all fees and expenses in connection with satisfying its obligations under this Section 4(e) of this Agreement.

(f) Fees. The Company shall be responsible for the payment of any placement agent’s fees, financial advisory fees, transfer agent fees, DTC fees or broker’s commissions relating to or arising out of the transactions contemplated hereby. The Company shall pay, and hold Buyer harmless against, any liability, loss or expense (including, without limitation, reasonable attorneys’ fees and out-of-pocket expenses) arising in connection with any claim relating to any such payment. Except as otherwise set forth in the Transaction Documents, each party to this Agreement shall bear its own expenses in connection with the sale of the Securities to the Buyer.

(g) Pledge of Securities. Notwithstanding anything to the contrary contained in this Agreement, the Company acknowledges and agrees that the Securities may be pledged by the Buyer in connection with a bona fide margin agreement or other loan or financing arrangement that is secured by the Securities. The pledge of Securities shall not be deemed to be a transfer, sale or assignment of the Securities hereunder, and the Buyer effecting a pledge of Securities Buyer shall not be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement or any other Transaction Document. The Company hereby agrees to execute and deliver, at its own expense, such documentation as a pledgee of the Securities may reasonably request in connection with a pledge of the Securities to such pledgee by the Buyer provided that the Company shall be under no obligation to deliver any legal opinion required in connection therewith unless required by the Company’s transfer agent to be issued by the Company’s legal counsel.

(h) Disclosure of Transactions and Other Material Information. The Company shall, on or before 8:30 a.m., New York time, on the first (1st) Business Day after the Execution Date, file a Current Report on Form 6-K describing all the material terms of the transactions contemplated by the Transaction Documents in the form required by the 1934 Act and attaching all the material Transaction Documents (including, without limitation, this Agreement and the form of each of the Warrants) (including all attachments, the “6-K Filing”). From and after the date of the 6-K Filing, the Company shall have disclosed all material, non-public information (if any) delivered to Buyer by the Company, or any of its officers, directors, employees or agents in connection with the transactions contemplated by the Transaction Documents. The Company shall not, and the Company shall cause each of its officers, directors, employees and agents not to, provide Buyer with any material, non-public information regarding the Company from and after the date of the 6-K Filing without the express prior written consent of Buyer. Subject to the foregoing, neither the Company nor Buyer shall issue any press releases or any other public statements with respect to the transactions contemplated hereby; provided, however, the Company shall be entitled, without the prior approval of Buyer, to make any press release or other public disclosure with respect to such transactions (i) in substantial conformity with the 6-K Filing and contemporaneously therewith and (ii) as is required by applicable law and regulations (provided that in the case of clause (i) Buyer shall be consulted by the Company in connection with any such press release or other public disclosure prior to its release). Without the prior written consent of Buyer, the Company shall not (and shall cause each of its affiliates to not) disclose the name of Buyer in any filing (other than the 6-K Filing or any filing that incorporates language from the 6-K Filing and other than the Registration Statement and other than as required by applicable law or rules and regulations), announcement, release or otherwise. Notwithstanding anything contained in this Agreement to the contrary and without implication that the contrary would otherwise be true, the Company expressly acknowledges and agrees that Buyer has not had, and Buyer shall not have (unless expressly agreed to by Buyer after the Execution Date in a written definitive and binding agreement executed by the Company and Buyer), any duty of confidentiality with respect to, or a duty not to trade on the basis of, any information regarding the Company or any of its subsidiaries (as applicable) that Buyer receives from the Company, any of its subsidiaries or any of its or its officers, directors, employees, shareholders or agents.

(i) Additional Registration Statements. Until the Applicable Date (as defined below), the Company shall not file a registration statement under the 1933 Act relating to securities (including, without limitation, Excluded Securities as defined below) that are not the Securities. “Applicable Date” means the 90th day anniversary following the most recent Closing Date.

(j) Additional Issuance of Securities. The Company agrees that for the period commencing on the Execution Date and ending on the date immediately following the 90th day after the most recent Closing (the “Restricted Period”), the Company shall not directly or indirectly issue, offer, sell, grant any option or right to purchase, or otherwise dispose of (or announce any issuance, offer, sale, grant of any option or right to purchase or other disposition of) any equity security or any equity-linked or related security (including, without limitation, any “equity security” (as that term is defined under Rule 405 promulgated under the 1933 Act), any convertible securities, debt (with or related to equity), any preferred stock or any purchase rights) (“Additional Issuance”). Notwithstanding the foregoing, this Section 4(j) shall not apply in respect of the issuance of the following: (i) Ordinary Shares or standard options to purchase Ordinary Shares to directors (who are also employees of the Company), officers, employees or consultants of the Company pursuant to an Approved Share Plan (as defined below) or otherwise as approved by the board of directors and to directors of the Company who are not also employees of the Company, in each case, in their capacity as such, provided that the exercise price of any such options is not lowered, none of such options are amended to increase the number of shares issuable thereunder, none of the terms or conditions of any such options are otherwise materially changed in any manner that adversely affects Buyer and the number of Ordinary Shares or standard options to purchase Ordinary Shares issued during the Restricted Period in the aggregate pursuant to any Approved Share Plan shall not exceed 19,931,756; (ii) Ordinary Shares issued upon the conversion or exercise of Convertible Securities (other than standard options to purchase Ordinary Shares issued pursuant to an Approved Share Plan that are covered by clause (i) above) issued prior to the Execution Date, provided that the conversion or exercise (as the case may be) of any such Convertible Security is made solely pursuant to the conversion or exercise (as the case may be) provisions of such Convertible Security that were in effect on the date immediately prior to the Execution Date, the conversion or exercise price of any such Convertible Securities (other than standard options to purchase Ordinary Shares issued pursuant to an Approved Share Plan that are covered by clause (i) above) is not lowered, none of such Convertible Securities are (other than standard options to purchase Ordinary Shares issued pursuant to an Approved Share Plan that are covered by clause (i) above) (nor is any provision of any such Convertible Securities) amended or waived in any manner (whether by the Company or the holder thereof) to increase the number of shares issuable thereunder and none of the terms or conditions of any such Convertible Securities (other than standard options to purchase Ordinary Shares issued pursuant to an Approved Share Plan that are covered by clause (i) above) are otherwise materially changed or waived (whether by the Company or the holder thereof) in any manner that adversely affects Buyer; (iii) the Warrants; (iv) the Warrant Shares and (v) Ordinary Shares issued pursuant to bona fide strategic acquisitions, joint ventures, license arrangements, leasing arrangements and substantially similar arrangements, after reasonable written notice to Buyer; (vi) non-convertible debt issued to existing shareholders of the Company; the above securities in clauses (i)-(vi) being the “Excluded Securities”. “Approved Share Plan” means any employee benefit plan which has been approved by the board of directors of the Company prior to or subsequent to the Execution Date pursuant to which Ordinary Shares and standard options to purchase Ordinary Shares may be issued to any employee, officer or director for services provided to the Company in their capacity as such, including without limitation the equity incentive plan approved by the Company’s board of directors on November 4, 2018 which reserves up to 20,000,000 shares or options to be issued in accordance with such plan. “Convertible Securities” means any capital stock or other security of the Company that is at any time and under any circumstances directly or indirectly convertible into, exercisable or exchangeable for, or which otherwise entitles the holder thereof to acquire, any capital stock or other security of the Company (including, without limitation, Ordinary Shares). The Company further agrees that, without prior consent of the Buyer, until the earlier of (x) twelve (12) months after the most recent Closing Date or (y) the date on which Buyer has sold or disposed of all Securities, the Company will not issue any floating conversion rate or variable priced securities convertible into Ordinary Shares.

(k) Lock-Up Period. During the Restricted Period, the Company will cause each of its directors and officers (including those Persons listed on Schedule 1 attached hereto) or, where the Ordinary Shares or other securities referred to below are held by an entity represented by the relevant director or officer rather than by the director or officer himself, cause such entity to furnish, prior to the Closing Date, a letter (a “Lock-Up Letter”) pursuant to which each such Person shall agree not to directly or indirectly offer, sell, assign, transfer, pledge, contract to sell, or otherwise transfer or dispose of any Ordinary Shares or securities convertible into or exercisable or exchangeable for Ordinary Shares or enter into any derivative or other transaction having substantially similar economic effect with respect to the Ordinary Shares or any such securities or announce publicly their intention to do any of the foregoing during the Restricted Period, without the prior written consent of Buyer; provided, however, there will be certain carveouts and exceptions as set forth on Schedule 1.

(l) Reservation of Shares. As long as any of the Warrants remain outstanding, the Company shall take all action necessary to at all times have authorized and from time to time to have authorized, and reserved for the purpose of issuance, no less than 200% of the Warrant Shares issuable upon exercise of the Warrants (Warrants are exercisable in full and without regard to any limitations on the exercise of the Warrants set forth therein).

(m) Transfer Agent. As long as any of the Warrants remain outstanding, the Company shall not terminate, release, replace, or otherwise change its transfer agent without the prior written consent of the Buyer, which may be given, withheld or conditioned in the Buyer’s sole discretion. As long as any of the Warrants remain outstanding, the Company shall cause its transfer agent to participate in the DTC Fast Automated Securities Transfer Program.

(n) Conduct of Business. The business of the Company shall not be conducted in violation of any law, ordinance or regulation of any governmental entity, except where such violations would not result, either individually or in the aggregate, in a Material Adverse Effect.

(o) Passive Foreign Investment Company. The Company shall conduct its business in such a manner as will ensure that the Company will not be deemed to constitute a passive foreign investment company within the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended.

(p) Corporate Existence. So long as Buyer owns any Warrants, the Company shall not be party to any Fundamental Transaction (as defined in the Warrants) unless the Company is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Warrants.

(q) Due Diligence. So long as Buyer owns any Warrants, Buyer shall have the right, from time to time as Buyer may reasonably deem appropriate, to perform reasonable due diligence on the Company during normal business hours and subject to reasonable prior notice to the Company. The Company and its officers and employees shall provide information and reasonably cooperate with the Buyer in connection with any reasonable request by the Buyer related to the Buyer’s due diligence of the Company, including, but not limited to, any such request made by the Buyer in connection with the filing of the Registration Statement; provided, however, that at no time is the Company required or permitted to disclose material nonpublic information to the Buyer or breach any obligation of confidentiality or non-disclosure to a third party or make any disclosure that could cause a waiver of attorney-client privilege. Except as may be required by law, court order or governmental authority, each party hereto agrees not to disclose any confidential information of the other party to any third party and shall not use the confidential information of such other party for any purpose other than in connection with, or in furtherance of, the transactions contemplated hereby. In the event a party is required by law, court order or government authority to disclose the confidential information of the other party, such party shall give the other party written notice of the information to be disclosed as far in advance of its disclosure as practicable and use its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such information. Each party hereto acknowledges that the confidential information shall remain the property of the disclosing party and agrees that it shall take all reasonable measures to protect the secrecy of any confidential information disclosed by the other party.

(r) Trading Limits. So long as Buyer owns any Securities issued hereunder, Buyer shall not on any given Trading Day trade in the Ordinary Shares at a volume that exceeds 20% of the Daily Trading Volume of the Ordinary Shares.

5. REGISTER; TRANSFER AGENT INSTRUCTIONS; LEGEND.

(a) Register. The Company shall maintain at its principal executive offices (or such other office or agency of the Company as it may designate by notice to each holder of Securities), a register for the Warrants in which the Company shall record the name and address of the Person in whose name the Warrants have been issued (including the name and address of each transferee) reflecting the Warrants held by such Person. The Company shall keep the register open and available at all times during business hours for inspection by Buyer or its legal representatives.

(b) Transfer Agent Instructions. On each Closing Date, the Company shall issue irrevocable instructions to its transfer agent (and any subsequent transfer agent, each the “Transfer Agent”), substantially in the form attached hereto as Exhibit C, to credit shares to the applicable balance accounts at The Depository Trust Company (“DTC”), registered in the name of Buyer or its respective nominee(s), for the Warrant Shares in such amounts as specified from time to time by Buyer to the Transfer Agent upon the exercise of the Warrants (as the case may be). The Company represents and warrants that no instruction other than such irrevocable transfer agent instructions referred to in this Section 5(b), and stop transfer instructions to give effect to Section 2(d) hereof, will be given by the Company to the Transfer Agent with respect to the Securities, and that the Securities shall otherwise be freely transferable on the books and records of the Company, as applicable, to the extent provided in this Agreement and the other Transaction Documents. If Buyer effects a sale, assignment or transfer of the Securities in accordance with Section 2(d) hereof, the Company shall permit the transfer and shall promptly instruct the Transfer Agent to credit shares to the applicable balance accounts at DTC in such name and in such denominations as specified by Buyer to effect such sale, transfer or assignment. In the event that such sale, assignment or transfer involves Warrant Shares sold, assigned or transferred pursuant to an effective registration statement or in compliance with Rule 144 or another exemption from registration, the Transfer Agent shall issue such shares to Buyer, assignee or transferee (as the case may be) without any restrictive legend in accordance with Section 5(d) below. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to Buyer. Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this Section 5(b) will be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of this Section 5(b), that Buyer shall be entitled, in addition to all other available remedies, to an order and/or injunction restraining any breach and requiring immediate issuance and transfer, without the necessity of showing economic loss and without any bond or other security being required. The Company shall request its counsel to issue any legal opinion reasonably requested by the Transfer Agent. Any fees (with respect to the Transfer Agent, counsel to the Company or otherwise) associated with the issuance of such opinion or the removal of any legends on any of the Securities shall be borne by the Company.

(c) Legends. Buyer understands that any Securities issued (or to be issued in the case of the Warrant Shares) pursuant to an exemption from registration or qualification under the 1933 Act and applicable state securities laws, and except as set forth below, shall bear any legend as required by the “blue sky” laws of any state and a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of such stock certificates):

[NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE EXERCISABLE HAVE BEEN][ THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN] REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL TO THE HOLDER (IF REQUESTED BY THE COMPANY), IN A FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD OR ELIGIBLE TO BE SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

(d) Removal of Legends. Certificates evidencing Securities shall not be required to contain the legend set forth in Section 5(c) above or any other legend (i) while a registration statement covering the resale of such Securities is effective under the 1933 Act, (ii) following any sale of such Securities pursuant to Rule 144 (assuming the transferor is not an affiliate of the Company), (iii) if such Securities are eligible to be sold, assigned or transferred under Rule 144 (provided that Buyer provides the Company with reasonable assurances that such Securities are eligible for sale, assignment or transfer under Rule 144 which shall not include an opinion of counsel), (iv) in connection with a sale, assignment or other transfer (other than under Rule 144), provided that Buyer provides the Company with an opinion of counsel to Buyer from reputable counsel to the effect that such sale, assignment or transfer of the Securities may be made without registration under the applicable requirements of the 1933 Act or (v) if such legend is not required under applicable requirements of the 1933 Act (including, without limitation, controlling judicial interpretations and pronouncements issued by the SEC). If a legend is not required pursuant to the foregoing, the Company shall no later than five (5) Trading Days following the delivery by Buyer to the Company or the Transfer Agent (with notice to the Company) of a purchase notice or exercise notice, substantially in the form provided in the Transfer Agent Instructions, credit the aggregate number of Ordinary Shares to which Buyer shall be entitled to Buyer’s or its designee’s balance account with DTC through its Deposit/Withdrawal at Custodian system (the date by which such credit is so required to be made to the balance account of Buyer’s or Buyer’s nominee with DTC is referred to herein as the “Required Delivery Date”). “Trading Day” means, as applicable, (x) with respect to all price determinations relating to the Ordinary Shares, any day on which the Ordinary Shares is traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Ordinary Shares, then on the principal securities exchange or securities market on which the Ordinary Shares is then traded, provided that “Trading Day” shall not include any day on which the Ordinary Shares is scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Ordinary Shares is suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York time) unless such day is otherwise designated as a Trading Day in writing by the Holder or (y) with respect to all determinations other than price determinations relating to the Ordinary Shares, any day on which The New York Stock Exchange (or any successor thereto) is open for trading of securities.

(e) Failure to Timely Deliver. If the Company fails to issue and credit (or cause to be credited) by the Required Delivery Date to the balance account of Buyer’s or Buyer’s nominee with DTC for such number of Securities required to be delivered to the Company, then, in addition to all other remedies available to Buyer, at the sole discretion of Buyer, the Company shall:

(i) If the Company fails to issue and credit (or cause to be credited) by the Required Delivery Date to the balance account of Buyer’s or Buyer’s nominee with DTC for such number of Securities required to be delivered to the Company, then, in addition to all other remedies available to Buyer the Company shall pay in cash to Buyer on each Trading Day after the Required Delivery Date that the issuance or credit of such shares is not timely effected an amount equal to 2% of the product of (A) the number of Ordinary Shares not so delivered or credited (as the case may be) to Buyer or Buyer’s nominee multiplied by (B) the Closing Sale Price of the Ordinary Shares on the Trading Day immediately preceding the Required Delivery Date.

(ii) if on or after the Required Delivery Date, Buyer (or any other Person in respect, or on behalf, of Buyer) purchases (in an open market transaction or otherwise) Ordinary Shares to deliver in satisfaction of a sale by Buyer of all or any portion of the number of Ordinary Shares, or a sale of a number of Ordinary Shares equal to all or any portion of the number of Ordinary Shares, that Buyer so anticipated receiving from the Company without any restrictive legend, then, within five (5) Trading Days after Buyer’s request and in Buyer’s sole discretion, either (A) pay cash to Buyer in an amount equal to Buyer’s total purchase price (including brokerage commissions and other out-of-pocket expenses, if any) for the Ordinary Shares so purchased (the “Buy-In Price”), at which point the Company’s obligation to so credit Buyer’s balance account shall terminate and such shares shall be cancelled, or (B) promptly honor its obligation to so credit Buyer’s DTC account representing such number of Ordinary Shares that would have been so delivered if the Company timely complied with its obligations hereunder and pay cash to Buyer in an amount equal to the excess (if any) of the Buy-In Price over the product of (1) such number of Ordinary Shares that the Company was required to deliver to Buyer by the Required Delivery Date multiplied by (2) the lowest Closing Sale Price (as defined in the Warrants) of the Ordinary Shares on any Trading Day during the period commencing on the date of the delivery by Buyer to the Company of the applicable Warrant Shares and ending on the date of such delivery and payment under this clause (B).

6. CONDITIONS TO THE COMPANY’S OBLIGATION TO SELL.

(a) The obligation of the Company hereunder to issue and sell the Units to Buyer at the applicable Closing is subject to the satisfaction, at or before the applicable Closing Date, of each of the following conditions, provided that these conditions are for the Company’s sole benefit and may be waived by the Company at any time in its sole discretion by providing Buyer with prior written notice thereof:

(i) Buyer shall have executed each of the other Transaction Documents to which it is a party and delivered the same to the Company.

(ii) Buyer shall have delivered to the Escrow Agent the Purchase Price for the Units being purchased by Buyer at the applicable Closing (less Fifty Thousand Dollars ($50,000) for unallocated expense reimbursement) by wire transfer of immediately available funds in accordance with Section 1(d).

(iii) The representations and warranties of Buyer shall be true and correct in all material respects as of the date when made and as of the applicable Closing Date as though originally made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such date), and Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by Buyer at or prior to the applicable Closing Date.

(iv) The issuance of the Units shall not be in violation of NASDAQ Rule 5635(d); provided, however, that if, after the first Closing, Company obtains shareholder approval of this Agreement and the issuance of the Units pursuant to its terms, then the second Closing and all closings thereafter shall be deemed to not violate NASDAQ Rule 5635(d).

(v) With regard to any Closing other than the first Closing, the Company has obtained shareholder approval of this Agreement and the issuance of the Units pursuant to its terms.

7. CONDITIONS TO BUYER’S OBLIGATION TO PURCHASE.

(a) The obligation of Buyer hereunder to purchase its Units at the applicable Closing is subject to the satisfaction, at or before each applicable Closing Date and in respect of each such Closing Date, of each of the following conditions, provided that these conditions are for Buyer’s sole benefit and may be waived by Buyer at any time in its sole discretion by providing the Company with prior written notice thereof:

(i) The Company shall have duly executed and delivered to Buyer each of the Transaction Documents and the Company shall have duly executed and delivered to Buyer the Units as is set forth on the Buyer Schedule and the Company shall have complied in all respects with all obligations under this Agreement and the other Transaction Documents, including, without limitation, the Warrants. Notwithstanding the foregoing, the Company shall be entitled to credit shares to the applicable balance accounts at DTC, registered in the name of Buyer or its respective nominee(s), within five (5) Business Days after the Closing.

(ii) The Company shall have delivered to Buyer a certificate evidencing the formation and good standing of the Company in its jurisdiction of formation issued by the Secretary of State of such jurisdiction of formation as of a date within ten (10) days of the applicable Closing Date.

(iii) The Company shall have delivered to Buyer a certificate evidencing the Company’s qualification as a foreign corporation and good standing issued by the Secretary of State (or comparable office) of each jurisdiction in which the Company conducts business and is required to so qualify, as of a date within ten (10) days of the applicable Closing.

(iv) The Company shall have delivered to Buyer a certified copy of the Memorandum of Association and Articles of Association as certified by the Secretary of State (or comparable office) of the Company’s jurisdiction of incorporation within ten (10) days of the applicable Closing Date.

(v) The Company shall have delivered to Buyer a certificate, in the form previously provided to the Company by Buyer, executed by the Secretary of the Company and dated as of the applicable Closing Date, as to (i) the resolutions consistent with Section 3(b) as adopted by the Company’s board of directors in a form reasonably acceptable to Buyer, (ii) the Memorandum of Association as in effect at the applicable Closing and (iii) the Articles of Association of the Company as in effect at the applicable Closing.

(vi) The Company shall have delivered to Buyer information from the Transfer Agent certifying the number of Ordinary Shares outstanding on the applicable Closing Date immediately prior to the applicable Closing.

(vii) The Company shall have obtained all governmental, regulatory or third party consents and approvals, if any, necessary for the sale of the Securities, including without limitation, those required by the Principal Market.

(viii) Each and every representation and warranty of the Company shall be true and correct in all material respects as of the date when made and as of the applicable Closing Date as though originally made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct in all material respects as of such date) and the Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required to be performed, satisfied or complied with by the Company at or prior to the applicable Closing Date, including, without limitation the issuance of all Securities prior to the date of such Closing as required by the Transaction Documents and the Company has a sufficient number of duly authorized Ordinary Shares reserved for issuance as may be required to fulfill its obligations pursuant to the Transaction Documents. Buyer shall have received a certificate, executed by the Chief Executive Officer of the Company, dated as of the applicable Closing Date, to the foregoing effect and as to such other matters as may be reasonably requested by Buyer in the form reasonably acceptable to Buyer.

(ix) The Transfer Agent shall be participating in the DTC Fast Automated Securities Transfer Program.

(x) The Transfer Agent shall have agreed to and countersigned the irrevocable instructions from the Company, in such form that is satisfactory to Buyer in its sole discretion, directing the Transfer Agent to credit shares to the applicable balance accounts at DTC registered in the name of Buyer or its respective nominee(s).

(xi) The Purchase Shares and Warrant Shares (I) shall be designated for quotation on the Principal Market and (II) shall not have been suspended, as of the applicable Closing Date, by the SEC or the Principal Market from trading on the Principal Market nor shall suspension by the SEC or the Principal Market have been threatened, as of the applicable Closing Date, either (A) in writing by the SEC or the Principal Market or (B) by falling below the minimum maintenance requirements of the Principal Market; since January 1, 2017, the Company shall have timely complied (without regard to any extensions) with all filing and reporting obligations under the federal securities laws; the Company is in compliance with all requirements in order to maintain quotation on the Principal Market (including reporting requirements under the 1934 Act).

(xii) The Registration Statement covering the sale of all of the Units shall have been declared effective under the 1933 Act by the SEC and no stop order with respect thereto shall be pending or threatened by the SEC. The Company shall have made all filings (including the Prospectus Supplement) under applicable federal and state securities laws necessary to consummate the issuance of the Units pursuant to the Registration Statement and in compliance with such laws.

(xiii) No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents, and no actions, suits or proceedings shall be in progress or pending by any Person that seeks to enjoin, prohibit or otherwise adversely affect any of the transactions contemplated by the Transaction Documents.

(xiv) Since the date of execution of this Agreement, no event or series of events shall have occurred that reasonably would have or result in a Material Adverse Effect and the Company has not filed for nor is it subject to any bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings for relief under any bankruptcy law or any law for the relief of debtors instituted by or against the Company.

(xv) The Buyer shall have received Lock-Up Letters from each of the Company’s directors and officers (including those Persons listed on Schedule 1 attached hereto).

(xvi) The Closing Bid Price of the Ordinary Shares as of one (1) Trading Day prior to the applicable Closing Date shall not be below $1.00.

(xvii) The Company shall have delivered to Buyer such other documents, instruments or certificates relating to the transactions contemplated by this Agreement reasonably required to consummate the transactions contemplated hereby.

8. CONDITIONS TO ESCROW AGENT’S RELEASE OF THE PURCHASE PRICE

(a) The Parties agree that, notwithstanding a Closing and the issuance of the Purchase Shares and the Purchase Warrants to Buyer, the release of the Purchase Price for any Closing by the Escrow Agent to the Company is subject to the satisfaction of each of the following conditions, which conditions shall be included in the Escrow Agreement, provided that these conditions are for Buyer’s sole benefit and may be waived by Buyer at any time in its sole discretion by providing the Escrow Agent with written notice thereof:

(i) The conditions set forth in Sections 7(a)(viii) – (xvi) shall have been met as of the applicable date of release of the Purchase Price to the Company.

(ii) The Transfer Agent shall have credited the applicable Purchase Shares to the applicable balance accounts at DTC in such name and in such denominations as specified by Buyer in accordance with Section 5(b).

(iii) The Cumulative Trading Volume shall have exceeded Fifty-Five Million Dollars ($55,000,000).

(iv) The Company shall have received a $42.5 million investment from an existing shareholder (the “Shareholder Investment”) and issued a public announcement regarding the Shareholder Investment (the “Investment Announcement”); provided further, that there shall not have been any put option exercised with regard to the Shareholder Investment.

(v) The Company shall have, within five (5) days of the Execution Date, closed on the acquisition of 51% or more of the equity interests of eMapgo Technologies (Beijing) Col, Ltd. and issued a public announcement regarding the purchase.

(vi) The Closing Bid Price of the Ordinary Shares as of one (1) Trading Day prior to the applicable date of release of the Purchase Price to the Company shall not be below $1.00.

(vii) All additional conditions set forth in the Escrow Agreement for release of the applicable Purchase Price to the Company shall have been satisfied.

(viii) The Company shall have delivered to Buyer such other documents, instruments or certificates relating to the transactions contemplated by this Agreement reasonably required to consummate the transactions contemplated hereby.

9. TERMINATION.

(a) Early Termination by Buyer. In the event that:

(i) A Closing has not occurred during the prior sixty (60) days, or

(ii) for any consecutive five-Trading Day period during the term of this Agreement, the Closing Bid Price of the Ordinary Shares on each Trading Day is below $1.00,

then Buyer shall have the right to terminate its obligation hereunder to purchase additional Units at any time on or after the close of business on such date without liability of Buyer to any other party; provided, however, the right to terminate this Agreement under Section 9(a)(i) shall not be available to Buyer if the failure of the transactions contemplated by this Agreement to have been consummated by such date is the result of Buyer’s breach of this Agreement. Upon termination of this Agreement pursuant to this Section 9(a), the Buyer shall be entitled to any amount of the Purchase Price then held by the Escrow Agent; provided, however, that Buyer’s entitlement to receive the Purchase Price from the Escrow Agent, pursuant to the Escrow Agreement, shall be subject to: (x) Buyer having surrendered to the Company any Purchase Shares then held by Buyer that were purchased by, and credited by the Transfer Agent to, Buyer upon payment of such Purchase Price; (y) Buyer having surrendered a number of Purchase Warrants to the Company that is equal to the number of Purchase Shares surrendered by the Buyer to the Company pursuant to Section 9(x), and (z) Buyer paying to the Company, for each Purchase Share sold by Buyer prior to termination pursuant to this Section 9(a), 90% of the gross proceeds (less broker commissions) received by Buyer for the sale of such Purchase Share. Upon Termination of this Agreement pursuant to Section 9(a)(ii), any Purchase Warrants held by the Buyer shall be repriced such that the Exercise Price for each such Warrant will be reduced to the Closing Bid Price of the Ordinary Shares as of one (1) Trading Day prior to the effectiveness of the termination. Termination of this Agreement pursuant to this Section 9(a) shall be effective upon notice to the Company. Buyer shall have thirty (30) days from the date of termination to make such surrenders and payments as provided in this Section 9(a).

(b) Early Termination by Company. After the first Closing, the Company shall have the right, upon thirty (30) days written notice, to terminate its obligation hereunder to issue and sell additional Units to Buyer.  Notwithstanding the foregoing, the Company cannot terminate its obligation to issue and sell additional Units to Buyer unless the Escrow Agent has released the Purchase Price deposited with the Escrow Agent with regard to all prior Closings.

(c) Notwithstanding anything to the contrary above, all other terms and obligations of this Agreement shall survive any termination pursuant to this Section 9 and nothing contained in this Section 9 shall be deemed to release any party from any covenant or obligation under this agreement or liability for any breach by such party of the terms and provisions of this Agreement or the other Transaction Documents or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement or the other Transaction Documents.

10. MISCELLANEOUS.

(a) Governing Law; Jurisdiction; Jury Trial. All questions concerning the construction, validity, enforcement and interpretation of this Agreement and the other Transaction Documents shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or under any of the other Transaction Documents or in connection herewith or therewith or with any transaction contemplated hereby or thereby or discussed herein or therein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Nothing contained herein shall be deemed or operate to preclude Buyer from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company’s obligations to Buyer or to enforce a judgment or other court ruling in favor of Buyer. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

(b) Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. In the event that any signature is delivered by an e-mail which contains a portable document format (.pdf) file of an executed signature page, such signature page shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.

(c) Headings; Gender. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement. Unless the context clearly indicates otherwise, each pronoun herein shall be deemed to include the masculine, feminine, neuter, singular and plural forms thereof. The terms “including,” “includes,” “include” and words of like import shall be construed broadly as if followed by the words “without limitation.” The terms “herein,” “hereunder,” “hereof” and words of like import refer to this entire Agreement instead of just the provision in which they are found.

(d) Severability. If any provision of this Agreement is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Agreement so long as this Agreement as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

(e) Entire Agreement; Amendments. This Agreement, the other Transaction Documents and the schedules and exhibits attached hereto and thereto and the instruments referenced herein and therein supersede all other prior oral or written agreements between the Buyer, the Company, its affiliates and Persons acting on its behalf solely with respect to the matters contained herein and therein, and this Agreement, the other Transaction Documents, the schedules and exhibits attached hereto and thereto and the instruments referenced herein and therein contain the entire understanding of the parties solely with respect to the matters covered herein and therein. Except as specifically set forth herein or therein, neither the Company nor Buyer makes any representation, warranty, covenant or undertaking with respect to such matters. For clarification purposes, the Recitals are part of this Agreement. No provision of this Agreement may be amended other than by an instrument in writing signed by the Company and Buyer. No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party. No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of the Transaction Documents unless the same consideration also is offered to all of the parties to the Transaction Documents or all holders of the Warrants (as the case may be). The Company has not, directly or indirectly, made any agreements with Buyer relating to the terms or conditions of the transactions contemplated by the Transaction Documents except as set forth in the Transaction Documents. Without limiting the foregoing, the Company confirms that, except as set forth in this Agreement, Buyer has not made any commitment or promise or has any other obligation to provide any financing to the Company or otherwise. As a material inducement for Buyer to enter into this Agreement, the Company expressly acknowledges and agrees that (i) no due diligence or other investigation or inquiry conducted by Buyer, any of its advisors or any of its representatives shall affect Buyer’s right to rely on, or shall modify or qualify in any manner or be an exception to any of, the Company’s representations and warranties contained in this Agreement or any other Transaction Document and (ii) unless a provision of this Agreement or any other Transaction Document is expressly preceded by the phrase “except as disclosed in the SEC Documents,” nothing contained in any of the SEC Documents shall affect Buyer’s right to rely on, or shall modify or qualify in any manner or be an exception to any of, the Company’s representations and warranties contained in this Agreement or any other Transaction Document.

(f) Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, if delivered personally; (ii) when sent, if sent by e-mail (provided that such sent e-mail is kept on file (whether electronically or otherwise) by the sending party and the sending party does not receive an automatically generated message from the recipient’s e-mail server that such e-mail could not be delivered to such recipient) and (iii) if sent by overnight courier service, one (1) Business Day after deposit with an overnight courier service with next day delivery specified, in each case, properly addressed to the party to receive the same. The addresses and e-mail addresses for such communications shall be:

If to the Company:

Luokung Technology Corp.

B9-8, Block B, SOHO Phase II, No. 9, Guanghua Road

Chaoyang District

Beijing

People’s Republic of China 100020

Telephone: +86 10 53274727

Email: yujie@luokung.com

Attention: Jay Yu

With a copy (for informational purposes only) to:

[   ]

If to the Transfer Agent:

[   ]

If to Buyer, to its address or e-mail address set forth below:

Acuitas Capital, LLC

11601 Wilshire Blvd Suite 1100

Los Angeles, CA 90025

Telephone: (310) 444-4346

Email: ariel@acuitasgh.com

Attention: Ariel Davis

with a copy (for informational purposes only) to:

McDermott Will & Emery LLP
340 Madison Ave.
New York, NY 10173

Telephone: (212) 547-5585
E-mail: Rcohen@mwe.com

dwoodard@mwe.com

Attention: Robert Cohen, Esq.

or to such other address or e-mail address and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication or (B) provided by an overnight courier service shall be rebuttable evidence of personal service or receipt from an overnight courier service in accordance with clause (i) or (iii) above, respectively. A copy of the e-mail transmission containing the time, date and recipient e-mail address shall be rebuttable evidence of receipt by e-mail in accordance with clause (ii) above.

(g) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and its successors and assigns, including, as contemplated below, any assignee of any of the Securities. The Company shall not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Buyer, including, without limitation, by way of a Fundamental Transaction (as defined in the Warrants) (unless the Company is in compliance with the applicable provisions governing Fundamental Transactions set forth in the applicable Warrants).

(h) No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and its permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, other than the Indemnitees referred to in Section 10(k).

(i) Survival. The representations, warranties, agreements and covenants shall survive the Closing for 12 months. Each of the Company and Buyer shall be responsible only for their respective representations, warranties, agreements and covenants hereunder.

(j) Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(k) Indemnification

(i) In consideration of Buyer’s execution and delivery of the Transaction Documents and acquiring the Securities thereunder and in addition to all of the Company’s other obligations under the Transaction Documents, the Company shall defend, protect, indemnify and hold harmless Buyer and each holder of any Securities and all of their stockholders, partners, members, officers, directors, employees and direct or indirect investors and any of the foregoing Persons’ agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the “Indemnitees”) from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and reasonable and documented expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys’ fees and disbursements (the “Indemnified Liabilities”), incurred by any Indemnitee as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by the Company in any of the Transaction Documents, (b) any breach of any covenant, agreement or obligation of the Company contained in any of the Transaction Documents or (c) any cause of action, suit, proceeding or claim brought or made against such Indemnitee by a third party (including for these purposes a derivative action brought on behalf of the Company) or which otherwise involves such Indemnitee that arises out of or results from (i) the execution, delivery, performance or enforcement of any of the Transaction Documents, (ii) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the Securities, (iii) any disclosure properly made by Buyer pursuant to Section 4(h), or (iv) the status of Buyer or holder of the Securities either as an investor in the Company pursuant to the transactions contemplated by the Transaction Documents or as a party to this Agreement (including, without limitation, as a party in interest or otherwise in any action or proceeding for injunctive or other equitable relief), unless such action is based primarily upon a breach of Buyer’s representations, warranties, or covenants under the Transaction Documents or any violations by Buyer of state or federal securities laws or any conduct by Buyer which constitutes fraud, gross negligence or willful misconduct. To the extent that the foregoing undertaking by the Company may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law.

(ii) Promptly after receipt by an Indemnitee under this Section 10(k) of notice of the commencement of any action or proceeding (including any governmental action or proceeding) involving an Indemnified Liability, such Indemnitee shall, if a claim in respect thereof is to be made against the Company under this Section 10(k), deliver to the Company a written notice of the commencement thereof, and the Company shall have the right to participate in, and, to the extent the Company so desires, to assume control of the defense thereof with counsel mutually satisfactory to the Company and the Indemnitee; provided, however, that an Indemnitee shall have the right to retain its own counsel with the fees and expenses of such counsel to be paid by the Company if: (i) the Company has agreed in writing to pay such fees and expenses; (ii) the Company shall have failed promptly to assume the defense of such Indemnified Liability and to employ counsel reasonably satisfactory to such Indemnitee in any such Indemnified Liability; or (iii) the named parties to any such Indemnified Liability (including any impleaded parties) include both such Indemnitee and the Company, and such Indemnitee shall have been advised by counsel that a conflict of interest is likely to exist if the same counsel were to represent such Indemnitee and the Company (in which case, if such Indemnitee notifies the Company in writing that it elects to employ separate counsel at the reasonable expense of the Company, then the Company shall not have the right to assume the defense thereof and such counsel shall be at the expense of the Company), provided further, that in the case of clause (iii) above the Company shall not be responsible for the reasonable fees and expenses of more than one (1) separate legal counsel for such Indemnitee. The Indemnitee shall reasonably cooperate with the Company in connection with any negotiation or defense of any such action or Indemnified Liability by the Company and shall furnish to the Company all information reasonably available to the Indemnitee which relates to such action or Indemnified Liability. The Company shall keep the Indemnitee reasonably apprised at all times as to the status of the defense or any settlement negotiations with respect thereto. The Company shall not be liable for any settlement of any action, claim or proceeding effected without its prior written consent, provided, however, that the Company shall not unreasonably withhold, delay or condition its consent. The Company shall not, without the prior written consent of the Indemnitee, consent to entry of any judgment or enter into any settlement or other compromise which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnitee of a release from all liability in respect to such Indemnified Liability or litigation, and such settlement shall not include any admission as to fault on the part of the Indemnitee. Following indemnification as provided for hereunder, the Company shall be subrogated to all rights of the Indemnitee with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made. The failure to deliver written notice to the Company within a reasonable time of the commencement of any such action shall not relieve the Company of any liability to the Indemnitee under this Section 10(k), except to the extent that the Company is materially and adversely prejudiced in its ability to defend such action.

(iii) The indemnification required by this Section 10(k) shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or Indemnified Liabilities are incurred.

(iv) Notwithstanding any provision in this Agreement or any other Transaction Documents, the aggregate indemnification obligations of the Company pursuant to this Section 10(k) shall not exceed 100% of the aggregate Purchase Price actually paid by Buyer.

(v) The sole and exclusive remedies for any breach of any representation, warranty, covenant or agreement hereunder shall be the indemnification provided by this Section 10(k), and Buyer expressly waives any other rights or remedies it may have; provided however, that equitable relief, including remedies of specific performance and injunction, shall be available with respect to any matter where money damages would not be sufficient to compensate Buyer or to preserve the rights of Buyer pending resolution of a dispute, and this Section 10(k) shall not relieve the Company from liability for willful misconduct, gross negligence, bad faith, fraud or willful breach of any of its representations, warranties, covenants or agreements set forth in this Agreement.

(l) Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party. No specific representation or warranty shall limit the generality or applicability of a more general representation or warranty. Each and every reference to share prices, Ordinary Shares and any other numbers in this Agreement that relate to the Ordinary Shares shall be automatically adjusted for stock dividends, stock splits, stock combinations and other similar transactions that occur with respect to the Ordinary Shares after the Execution Date.

(m) Remedies. Buyer and each holder of any Securities shall have all rights and remedies set forth in the Transaction Documents and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which such holders have under any law. Any Person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security, to the extent permitted by law), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. Furthermore, the Company recognizes that in the event that it fails to perform, observe, or discharge any or all of its obligations under the Transaction Documents, any remedy at law may prove to be inadequate relief to the Buyer. The Company therefore agrees that the Buyer shall be entitled to seek specific performance and/or temporary, preliminary and permanent injunctive or other equitable relief from any court of competent jurisdiction in any such case without the necessity of proving actual damages and without posting a bond or other security.

(n) Exercise of Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) the Transaction Documents, whenever Buyer exercises a right, election, demand or option under a Transaction Document and the Company does not timely perform its related obligations within the periods therein provided, then Buyer may continue to exercise it other rights, elections, demands and options hereunder and under any other Transaction Document from time to time as if such original right, election, demand or option had not been exercised without prejudice to its future actions and rights and remedies.

(o) Payment Set Aside; Currency. To the extent that the Company makes a payment or payments to Buyer hereunder or pursuant to any of the other Transaction Documents or Buyer enforces or exercises its rights hereunder or thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, foreign, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred. Unless otherwise expressly indicated, all dollar amounts referred to in this Agreement and the other Transaction Documents are in United States Dollars (“U.S. Dollars”), and all amounts owing under this Agreement and all other Transaction Documents shall be paid in U.S. Dollars. All amounts denominated in other currencies (if any) shall be converted into the U.S. Dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. “Exchange Rate” means, in relation to any amount of currency to be converted into U.S. Dollars pursuant to this Agreement, the U.S. Dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation.

[signature pages follow]

IN WITNESS WHEREOF, each of Buyer and the Company has caused its signature page to this Agreement to be duly executed as of the date first written above.

COMPANY:

Luokung Technology Corp.

By:
Name:
Title:

[Signature page to Securities Purchase Agreement]

IN WITNESS WHEREOF, each of Buyer and the Company has caused its signature page to this Agreement to be duly executed as of the date first written above.

BUYER:

ACUITAS CAPITAL, LLC

By:
Name:
Title:

[Signature page to Securities Purchase Agreement]

BUYER SCHEDULE

Name of Buyer: ACUITAS CAPITAL, LLC

Units to be issued and sold to Buyer at each Closing: The number of Units that may be sold at a Purchase Price of $10,000,000 (calculated by the aggregate price of Ordinary Shares and Warrants).

Ordinary Shares included in each Unit to be purchased and sold at each Closing: The number of Ordinary Shares that may be sold at an aggregate price of $10,000,000 at a purchase price per Ordinary Share equal to (i) for the initial Closing, ninety two and five-tenths percent (92.5%) of the VWAP for the five-Trading Day period starting on the date on which a Form 6-K is filed announcing this transaction; and (ii) for all other Closings the lesser of (A) ninety two and five-tenths percent (92.5%) of the VWAP for the trailing five-Trading Day period prior to the applicable Closing Date; and (B) ninety two and five-tenths percent (92.5%) of the Closing Bid Price of the Ordinary Shares as of one (1) Trading Day prior to the applicable Closing Date.

Warrants included in each Unit to be issued to Buyer at each Closing: For no additional consideration, one warrant to purchase one Ordinary Share for every Purchase Share issued to Buyer pursuant to this Agreement at an exercise price equal to one hundred twenty percent (120%) of the Closing Bid Price of the Ordinary Shares as of one (1) Trading Day prior to the applicable Closing Date (the “Exercise Price”).

The Warrants may be exercised for cash if the Exercise Price is lower than the Closing Bid Price of the Ordinary Shares at the time of the exercise. If the Exercise Price is greater than the Closing Bid Price of the Ordinary Shares at the time of the exercise, then the Buyer may elect to redeem the Warrants pursuant to the following formula:

Net Number = (A x B)/C

For purposes of the foregoing formula:

A= the total number of Ordinary Shares with respect to which the applicable Warrant is then being exercised.
B= Black Scholes Value (as defined in the applicable Warrant).
C= the Closing Bid Price of the Ordinary Shares as of two (2) Trading Days prior to the time of such exercise (as such Closing Bid Price is defined in the applicable Warrant).

;provided, however, that, with respect to each such election by Buyer, Buyer cannot elect to redeem Warrants on a “cashless” basis if (i) Buyer holds 25% or more of the Purchase Shares received under this Agreement, or (ii) Buyer has terminated this Agreement pursuant to Section 9(a)(ii).

In the event that (i) the VWAP for any trailing 20-day period is in excess of 125 percent of the Exercise Price and (ii) the Average Daily Trading Volume is greater than Three Million Dollars ($3,000,000), then the Company shall have the right, but not the obligation, to require the Buyer to exercise its Warrants pursuant to the terms of the applicable Warrant.

The Closing Dates shall be the Execution Date and each of the one-month, two-month, three-month, four-month, five-month, six-month, seven-month; eight-month and nine-month anniversary of the Execution Date (or if such day is not a Business Day, on the first Business Day subsequent to such day) or any date after such anniversary dates on which the obligations of the Company hereunder to issue and sell the Units to Buyer at the applicable Closing, and the obligations of Buyer to purchase its Units at the applicable Closing, have been satisfied or waived; provided, however, that, subject to all other terms and conditions of this Agreement being met, in the event that (i) the VWAP for any trailing three-day period is in excess of 110 percent of the Purchase Price for the Closing Date immediately preceding such time period, or (ii) the Cumulative Trading Volume is Fifty-Five Million Dollars ($55,000,000), then the Company shall have the right, but not the obligation, to accelerate the next Closing Date upon two (2) Business Days’ written notice to the Buyer and Buyer shall be obligated to comply with such acceleration request.

“Closing Bid Price” shall mean for any security as of any date, the last closing bid price for such security on the Principal Market, as reported by Bloomberg, L.P. (“Bloomberg”), or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing bid price then the last bid price of such security prior to 4:00:00 p.m., New York time, as reported by Bloomberg, or, if the Principal Market is not the principal securities exchange or trading market for such security, the last closing bid price of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the average of the bid prices of all of the market makers for such security as reported in the “pink sheets” by OTC Markets Group Inc. (formerly Pink Sheets LLC).

“Cumulative Trading Volume” shall mean the aggregate Daily Trading Volume for the entirety of all Trading Days since the later of (i) the Execution Date and (ii) the most recent date on which the Transfer Agent credited shares to the applicable balance accounts at DTC in such name and in such denominations as specified by Buyer in accordance with Section 5(b).

“Daily Trading Volume” shall mean the trades in the Ordinary Shares for the entirety of such Trading Day as reported by Bloomberg (without regard to (i) pre-open or after-hours trading outside of any regular trading session for such Trading Day, (ii) block trades or (iii) trades during a Trading Day for which the Registration Statement (or any subsequent registration statement registering the sale or resale of the Securities) is not effective or is not otherwise available for the sale or resale of the Securities).

“Average Daily Trading Volume” shall mean the average Daily Trading Volume for the entirety of all Trading Days since the most recent date on which the Transfer Agent credited shares to the applicable balance accounts at DTC in such name and in such denominations as specified by Buyer in accordance with Section 5(b).

“VWAP” shall mean the volume weighted average price for the Ordinary Shares traded on the Principal Market during normal trading hours for the applicable time period.

SCHEDULE 1

OFFICERS AND DIRECTORS

	Number of shares
Directors and named executive officers
Xuesong Song, Chairman, Chief Executive Officer and Director	38,156,430
Kegang Peng, Vice President and Director	17,231,955
Dennis Galgano, Director*	75,796	*
Dongpu Zhang, President	2,321,792

*	Excepted from Lock-Up Period

EXHIBIT A

FORM OF PURCHASE WARRANT

[to be attached]

EXHIBIT B

FORM OF PRE-FUNDED WARRANT

[to be attached]

EXHIBIT C

FORM of Irrevocable Transfer Agent Instructions

[to be attached]